Exhibit 99.1

May 13, 2011

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon Territory
Superintendent of Securities, Northwest Territories
Toronto Stock Exchange

Northgate Minerals Corporation
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Oblgiations, we hereby advise of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Northgate Minerals Corporation (the “Corporation”) held on May 10, 2011. At the meeting Shareholders were asked to consider certain annual meeting matters.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The eight nominees set forth in the Corporation’s 2011 Management Proxy Circular were elected as directors of the Corporation by a majority vote cast by ballot. Shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Shares For	Percentage of Votes Cast
Mark Daniel	158,137,319	98.87%
Paul Dowd	153,229,431	95.81%
Patrick Downey	158,127,091	98.87%
Richard Hall	158,071,948	98.83%
Doug Hayhurst	123,431,358	77.18%

Terry Lyons	153,052,853	95.70%
Conrad Pinette	158,229,953	98.93%
Ken Stowe	158,135,230	98.87%

Item 2: Appointment of Auditors

By a vote conducted by ballot, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. Shareholders present in person or represented by proxy at the meeting voted as follows:

Number of Shares For	Percentage of Votes Cast
208,966,977	98.27%

Item 3: Advisory Resolution on Executive Compensation Approach

By way of a vote conducted by ballot, the advisory resolution on executive compensation approach as described in the Corporation’s 2011 Management Proxy Circular was approved. Shareholders present in person or represented by proxy at the meeting voted as follows:

Number of Shares For	Percentage of Votes Cast
151,788,371	94.91%

NORTHGATE MINERALS CORPORATION

By: [Signed] “Matthew J. Howorth”
Matthew J. Howorth
Vice President, General Counsel and
Corporate Secretary